Exhibit 16.1

December 14, 2023

Office of the Chief Accountant

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Ladies and Gentlemen:

We have read the statements made by Incannex Healthcare Inc. (the “Company”) in the Current Report on Form 8-K dated December 14, 2023. We agree with the statements concerning our Firm in such Form 8-K. However, we are not in a position to agree or disagree with the Company’s statements that the audit committee decided to engage Grant Thornton Audit Pty Ltd to serve as the Company’s new independent registered public accounting firm and related statements contained therein.

Very truly yours,

/s/ PKF Brisbane Audit

Brisbane, Australia